__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 February 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank UBS Zurich

Date: 28 February 2005

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 25 February 2005 by BHP Billiton Plc in a letter from Barclays PLC, dated 23 February 2005, relating to major interests in shares of BHP Billiton Plc as at 22 February 2005:

"I hereby inform you that as at 22 February 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.58%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

LEGAL ENTITY REPORT

BHP BILLITON PLC		SEDOL : 0056650

As at 22 February 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 88,245,259 USD0.50 representing 3.58% of the issued share capital of 2,468,147,002 units

Legal Entity	Holding	Percentage Held

Barclays Bank Trust Company Ltd	10,866	0.0004
Barclays Capital Securities Ltd	15,550,580	0.6301
Barclays Global Investors Japan Trust &	2,462,718	0.0998
Barclays Global Investors Australia Ltd	830,382	0.0336
Barclays Global Fund Advisors	5,280,828	0.2140
Barclays Life Assurance Co Ltd	2,970,685	0.1204
Barclays Global Investors Ltd	31,490,450	1.2759
Gerrard Ltd	377,949	0.153
Barclays Private Bank Ltd	1,596	0.0001
Barclays Global Investors, N.A.	28,190,596	1.1422
Barclays Global Investors Japan Ltd	1,078,609	0.0437

Group Holding	88,245,259	3,5755

REGISTERED HOLDERS REPORT

BHP BILLITON PLC		SEDOL: 0056650

As at 22 February 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 88,245,259 USD0.50 representing 3.58% of the issued share capital of 2,468,147,002 units.

Registered Holder	Account Designation	Holding

Bank of Ireland		345,301
Barclays Capital Nominees Ltd		15,550,580
Barclays Trust Co as EXEC/ADM		866
Barclays Trust Co DMC69		10,000
BNP Paribas		149,185
Chase Nominees Ltd	16376	1,393,213
Chase Nominees Ltd	20947	3,170,318
CIBC Mellon Global Securities		84,615
Investors Bank and Trust Co.		32,450
Investors Bank and Trust Co.		4,131,972
Investors Bank and Trust Co.		448,767
Investors Bank and Trust Co.		70,174
Investors Bank and Trust Co.		597,465
Investors Bank and Trust Co.		39,088
Investors Bank and Trust Co.		1,368,913
Investors Bank and Trust Co.		24,512
Investors Bank and Trust Co.		591,277
Investors Bank and Trust Co.		668,567
Investors Bank and Trust Co.		27,982
Investors Bank and Trust Co.		4,047,706
Investors Bank and Trust Co.		12,798,414
Investors Bank and Trust Co.		3,504,610
Investors Bank and Trust Co.		658,213
Investors Bank and Trust Co.		22,678
Investors Bank and Trust Co.		38,938
Investors Bank and Trust Co.		45,462
JP Morgan (BGI Custody)	16331	806,735
JP Morgan (BGI Custody)	16338	160,262
JP Morgan (BGI Custody)	16341	115,050
JP Morgan (BGI Custody)	16341	1,447,897
JP Morgan (BGI Custody)	16342	300,858
JP Morgan (BGI Custody)	16344	41,713
JP Morgan (BGI Custody)	16345	57,508
JP Morgan (BGI Custody)	16400	26,781,068
JP Morgan (BGI Custody)	17011	40,662
JP Morgan (BGI Custody)	18408	145,851
JPMorgan Chase Bank		74,464
JPMorgan Chase Bank		166,542
JPMorgan Chase Bank		97,465
JPMorgan Chase Bank		27,127
JPMorgan Chase Bank		58,706
JPMorgan Chase Bank		151,410
JPMorgan Chase Bank		1,498
JPMorgan Chase Bank		98,434
JPMorgan Chase Bank		420,185
JPMorgan Chase Bank		410,197
JPMorgan Chase Bank		65,662
JPMorgan Chase Bank		104,074
JPMorgan Chase Bank		267,331
JPMorgan Chase Bank		6,000
JPMorgan Chase Bank		314,525
JPMorgan Chase Bank		1,312,621
JPMorgan Chase Bank		312,735
JPMorgan Chase Bank		35,459
JPMorgan Chase Bank		20,491
JPMorgan Chase Bank		23,820
Master Trust Bank		33,268
Mellon Trust - Boston & SF		371,180
Mellon Trust - Boston & SF		212,952
Mellon Trust of New England		265,809
Mitsubishi Trust International		15,761
Mitsubishi Trust International		24,661
Northern Trust Bank - BGI SEPA		70,293
Northern Trust Bank - BGI SEPA		296,843
Northern Trust Bank - BGI SEPA		340,411
R C Greig Nominees Limited a/c	BL1	122,274
R C Greig Nominees Limited a/c	CM1	69,435
R C Greig Nominees Limited GP1	GP1	108,620
R C Greig Nominees Limited SA1	SA1	77,620
State Street		42,216
State Street		3,561
State Street Boston		213,560
State Street Boston		2,146,405
State Street Trust Company Can		85,800
Sumitomo TB		12,659
Wells Fargo Seattle - Wire Ban		42,719
Zeban Nominees Limited		1,596

	Total	88,245,259

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 28 February 2005